RYDER SCOTT COMPANY                                      FAX (713) 651-0849
     PETROLEUM CONSULTANTS
     1100 LOUISANNA    SUITE 3800     HOUSTON, TEXAS    TELEPHONE (713) 651-9191




                                                                    EXHIBIT 99.1





                      CONSENT OF RYDER SCOTT COMPANY, L.P.


         We hereby consent to (1) the use in the prospectus (the "Prospectus") constituting a part of the registration statement on Form S-3 (Initial Filing) filed by U.S. Energy Corp., a Wyoming corporation (the "Company") under the Securities Act of 1933, of information contained in our reserve report letter relating to the gas reserves and revenue, as of December 31, 2002, of certain interests held by Rocky Mountain Gas, Inc., a subsidiary of the Company; (ii) all references to such reserve report letter and/or to this firm in the Prospectus; (iii) our being named as an expert in the Prospectus; and (iv) the incorporation of this consent into any registration statement filed for the same offering pursuant to rule 462(b) or (c) under the Securities Act of 1933.





                                           /s/  RYDER SCOTT COMPANY, L.P.




Houston, Texas
March 8, 2003












      1100, 530-8TH AVENUE, S.W.                 CALGARY, ALBERTA T2P3S8
     600 17TH STREET, SUITE 1610N              DENVER, COLORADO 80202-5416

          TEL (403) 262-2799                        FAX (403) 262-2790
          TEL (303) 623-9147                        FAX (303) 623-4258

     RYDER SCOTT COMPANY                                      FAX (713) 651-0849
     PETROLEUM CONSULTANTS
     1100 LOUISANNA    SUITE 3800     HOUSTON, TEXAS    TELEPHONE (713) 651-9191


                                          February 25, 2003




Rocky Mountain Gas, Inc.
1 East Alger Street, Suite 206
Sheridan, Wyoming 82801

Gentlemen:

     At your request, we have prepared an estimate of the reserves, future production, and income attributable to certain leasehold interests of Rocky Mountain Gas, Inc. (RMG) as of December 31, 2002. The subject properties are located in the Bobcat Field, Campbell County, Wyoming. The income data were estimated using the Securities and Exchange Commission (SEC) requiresments for future price and cost parameters.

     The estimated reserves and future income amounts presented in this report are related to hydrocarbon prices. Hydrocarbon prices in effect at December 31, 2002 were used in the preparation of this report as required by SEC rules; howeve, actual future prices may vary significantly from December 31, 2002 prices. Therefore, volumes of reserves actually recovered and amounts of inocme actually received may differ significantly from the estimated quantities presented in this report. The results of this study are summarized below.

                                 SEC PARAMETERS
                     Estimated Net Reserves and Inocme Data
                         Certain Leasehold Interests of
                            ROCKY MOUNTAIN GAS, INC.
                                  Bobcat Field
                             As of December 31, 2002
               -------------------------------------------------

                                                     Proved
                                    -------------------------------------------
                                     Developed                        Total
                                     Producing     Undeveloped        Proved
                                    -----------    -----------     ------------
     NET REMAINING RESERVES
     ----------------------
       Gas - MMCF                          490            96              586

     INCOME DATA
     -----------
       Future Gross Revenue         $1,394,130      $273,082       $1,667,212
       Deductions                      473,728       142,180          615,908
       Future Net Income (FNI)      $  920,402      $130,902       $1,051,304

       Discounted FNI @ 10%         $  793,481      $ 94,947       $  888,428

     All gas volumes are sales gas expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of Wyoming, which are 60 degrees and
14.73 psia.





      1100, 530-8TH AVENUE, S.W.                 CALGARY, ALBERTA T2P3S8
     600 17TH STREET, SUITE 1610N              DENVER, COLORADO 80202-5416

          TEL (403) 262-2799                        FAX (403) 262-2790
          TEL (303) 623-9147                        FAX (303) 623-4258

Rocky Mountain Gas, Inc.
February 25, 2003
Page 2


     The future gross revenue is after the deduction of production taxes. The deductions comprise the normal direct costs of operating the wells, ad valorem taxes, completion costs, and development costs. The future net income is before the deduction of state and federal income taxes and general administrative overhead, and has not been adjusted for outstanding loans that may exist nor does it include any adjustment for cash on hand or undistributed income. No attempt was made to quantify or otherwise account for any accumulated gas production imbalances that may exist. Gas reserves account for 100 percent of total future gross revenue from proved reserves.

     The discounted future net income shown above was calculated using a discount rate of 10 percent per annum compounded monthly. Future net income was discounted at four other discount rates which were also compounded monthly. These results are shown on each estimated projection of future production and income presented in a later section of this report and in summary form below.

                                          Discounted Future Net Income
                                            As of December 31, 2002
                                       ---------------------------------
                   Discount Rate                    Total
                     Percent                       Proved
                  ---------------             ----------------
                         5                        $964,586
                        15                        $821,264
                        20                        $761,789
                        25                        $708,917

     The results shown above are presented for your information and should not be construed as our estimate of fair market value.

RESERVES INCLUDED IN THIS REPORT

     The proved reserves included herein conform to the definition as set forth in the Securities and Exchange Commission's Regulation S-X Part 210.4-10 (a) as clarified by subsequent Commission Staff Accounting Bulletins. The definition of proved reserves is included under the tab "Petroleum Reserves Definitions" in this report.

     Because of the direct relationship between volumes of proved undeveloped reserves and development plans, we include in the proved undeveloped category only reserves assigned to undeveloped locations that we have been assured will definitely be drilled.

     The various reserve status categories are defined under the tab "Petroleum Reserves Definitions" in this report.

ESTIMATES OF RESERVES

     Producing reserves were estimated based on performance analysis and volumetric calculations. Undeveloped reserves were based on analogy to offset wells. All of the reserves are based on primary recovery from coal seams.

     The reserves included in this report are estimates only and should not be construed as being exact quantities. They mayor may not be actually recovered, and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. Moreover, estimates of reserves may increase or decrease as a result of future operations.



                    RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Rocky Mountain Gas, Inc.
February 25, 2003
Page 3


FUTURE PRODUCTION RATES

     Initial production rates are based on the current producing rates for those wells now on production. Test data and other related information were used to estimate the anticipated initial production rates for those wells or locations that are not currently producing. If no production decline trend had been established, future production rates were inclined during the dewatering phase or held constant, as appropriate, until a decline in ability to produce was anticipated. An estimated rate of decline was then applied to depletion of the reserves. If a decline trend had been established, this trend was used as the basis for estimating future production rates. For reserves not yet on production, sales were estimated to commence at an anticipated date furnished by RMG.

     The future production rates from wells now on production may be more or less than estimated because of changes in market demand or allowables set by regulatory bodies. Wells or locations that are not currently producing may start producing earlier or later than anticipated in our estimates of their future production rates.

HYDROCARBON PRICES

     In accordance with FASB Statement No. 69, December 31, 2002 market prices were determined using the daily gas sales price ("spot price") adjusted for gas gathering hub and wellhead price differences (e.g. grade, transportation, gravity, sulfur and BS&W) as appropriate. Also in accordance with SEC and FASB specifications, changes in market prices subsequent to December 31, 2002 were not considered in this report.

     The December 31, 2002 gas price of $3.00 per MCF was used in this report, which was based on a Henry Hub benchmark price of $4.75 per MMBTU, less a historical differential of $1.75 per MMBTU, times 1000 BTU per cubic foot. This December 31, 2002 gas price was held constant throughout the life of the properties.

     The effects of derivative instruments designated as price hedges of oil and gas quantities were not considered or included in this report.

COSTS

     Because the historical operating cost for the subject properties are still affected by nonreoccurring start-up cost, operating costs for the leases and wells in this report were estimated and provided by RMG. Operating costs were based on the operating expense reports of RMG and include only those costs directly applicable to the leases or wells. When applicable, the operating costs include a portion of general and administrative costs allocated directly to the leases and wells under terms of operating agreements. No deduction was made for indirect costs such as general administration and overhead expenses, loan repayments, interest expenses, and exploration and development prepayments that are not charged directly to the leases or wells.

     Development costs were furnished to us by RMG and are based on authorizations for expenditure for the proposed work or actual costs for similar projects. At the request of RMG, their estimate of zero abandonment costs after salvage value for these onshore properties was used in this report. Ryder Scott has not performed a detailed study of the abandonment costs or the salvage value and makes no warranty for RMG's estimate.

     Current costs were held constant throughout the life of the properties.


                    RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Rocky Mountain Gas, Inc.
February 25, 2003
Page 4

GENERAL

     Table A presents a one line summary of proved reserve and income data for each of the subject properties which are ranked according to their future net income discounted at 10 percent per year. Table B presents a one line summary of gross and net reserves and income data for each of the subject properties. Table C presents a one line summary of initital basic data for each of the subject properties. Tables 1 through 34 present our estimated projection of production and income by years beginning january 1, 2003, by section and well.

     While it may reasonably be anticipated that the future prices received for the sale of production and the operating ocsts and other costs relating to such production may also increase or decrease from existing levels, such changes were in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

     The estimates of reserves presented herein were based upon a detailed study of the properties in which RMG owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities that may exist nor were any costs included for potential liability to restore and clean up damages, if any, caused by past oeprating pratices. RMG has informed us that they have furnished us all of the accounts, records, geological and engineering data, and reports and other data required for this investigation. The ownership interests, prices, and other factual data furnished by RMG were accepted without independent verification. The estimates presented in this report are based on data available through December 2002.

     RMG has assured us of their intent and ability to proceed with the development activities included in this report, and that they are not aware of any legal, regulatory or political obstacles that would significantly alter their plans.

     Neither we no any of our employees have any interest in the subject properties and neither the employment to make this study nor the compensation is contingent on our estimates of reserves and future income for the subject properties.

     This report was prepared for the exclusive use and sole benefit of Rocky Mountain Gas, inc. The data, work papers, and maps used in this report are available for examination by authorized parties in our offices. Please contact us if we can be of futher service.


                                       Very truly yours,

                                       RYDER SCOTT COMPANY, L.P.

                                         /s/  Joesph E. Blankenship, P.E.

                                       Joseph E. Blankenship, P.E.
                                       Senior Vice President

JEB/sw









                    RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

                         PETROLEUM RESERVES DEFINITIONS

                       SECURITIES AND EXCHANGE COMMISSION



INTRODUCTION
------------

     Reserves are those quantities of petroleum which are anticipated to be commercially recovered from known accumulations from a given date forward. All reserve estimates involve some degree of uncertainty. The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability. It should be noted that Securities and Exchange Commission Regulation S-K prohibits the disclosure of estimated quantities of probable or possible reserves of oil and gas and any estimated value thereof in any documents publicly filed with the Commission.

     Reserves estimates will generally be revised as additional geologic or engineering data become available or as economic conditions change. Reserves do not include quantities of petroleum being held in inventory, and may be reduced for usage or processing losses if required for financial reporting.

     Reserves may be attributed to either natural energy or improved recovery methods. Improved recovery methods include all methods for supplementing natural energy or altering natural forces in the reservoir to increase ultimate recovery. Examples of such methods are pressure maintenance, cycling, waterflooding, thermal methods, chemical flooding, and the use of miscible and immiscible displacement fluids. Other improved recovery methods may be developed in the future as petroleum technology continues to evolve.


PROVED RESERVES (SEC DEFINITIONS)
---------------------------------

     Securities and Exchange Commission Regulation S-X Rule 4-10 paragraph (a) defines proved reserves as follows:

PROVED OIL AND GAS RESERVES. Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

     (i) Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes:

          (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and









                    RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

PETROLEUM RESERVES DEFINITIONS
Page 2



          (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

     (ii) Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

     (iii) Estimates of proved reserves do not include the following:

          (A) oil that may become available from known reservoirs but is classified separately as "indicated additional reserves";

          (B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors;

          (C) crude oil, natural gas, and natural gas liquids, that may occur in undri"ed prospects; and

          (D) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other such sources.

PROVED DEVELOPED OIL AND GAS RESERVES. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

PROVED UNDEVELOPED RESERVES. Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undri"ed units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

     Certain Staff Accounting Bulletins published subsequent to the promulgation of Regulation S-X have dealt with matters relating to the application of financial accounting and disclosure rules for oil and gas producing activities. In particular, the following interpretations extracted from Staff Accounting Bulletins set forth the Commission staff's view on specific questions pertaining to proved oil and gas reserves.





                    RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

PETROLEUM RESERVES DEFINITIONS
Page 3



     Economic producibility of estimated proved reserves can be supported to the satisfaction of the Office of Engineering if geological and engineering data demonstrate with reasonable certainty that those reserves can be recovered in future years under existing economic and operating conditions. The relative importance of the many pieces of geological and engineering data which should be evaluated when classifying reserves cannot be identified in advance. In certain instances, proved reserves may be assigned to reservoirs on the basis of a combination of electrical and other type logs and core analyses which indicate the reservoirs are analogous to similar reservoirs in the same field which are producing or have demonstrated the ability to produce on a formation test. (extracted from SAB-35)

     In determining whether "proved undeveloped reserves" encompass acreage on which fluid injection (or other improved recovery technique) is contemplated, is it appropriate to distinguish between (i) fluid injection used for pressure maintenance during the early life of a field and (ii) fluid injection used to effect secondary recovery when a field is in the late stages of depletion?
....The Office of Engineering believes that the distinction identified in the above question may be appropriate in a few limited circumstances, such as in the case of certain fields in the North Sea. The staff will review estimates of proved reserves attributable to fluid injection in the light of the strength of the evidence presented by the registrant in support of a contention that enhanced recovery will be achieved. (extracted from SAB-35)

     Companies should report reserves of natural gas liquids which are net to their leasehold interest, i.e., that portion recovered in a processing plant and allocated to the leasehold interest. It may be appropriate in the case of natural gas liquids not clearly attributable to leasehold interests ownership to follow instruction (b) of Item 2(b)(3) of Regulation S-K and report such reserves separately and describe the nature of the ownership. (extracted from SAB-35)

     The staff believes that since coalbed methane gas can be recovered from coal in its natural and original location, it should be included in proved reserves, provided that it complies in all other respects with the definition of proved oil and gas reserves as specified in Rule 4- 10(a)(2) including the requirement that methane production be economical at current prices, costs, (net of the tax credit) and existing operating conditions. (extracted from SAB-85)

     Statements in Staff Accounting Bulletins are not rules or interpretations of the Commission nor are they published as bearing the Commission's official approval; they represent interpretations and practices followed by the Division of Corporation Finance and the Office of the Chief Accountant in administering the disclosure requirements of the Federal securities laws.

SUB-CATEGORIZATION OF DEVELOPED RESERVES (SPE/WPC DEFINITIONS)

     In accordance with guidelines adopted by the Society of Petroleum Engineers
(SPE) and the World Petroleum Congress (WPC), developed reserves may be sub-categorized as producing or non-producing.

PRODUCING. Reserves sub-categorized as producing are expected to be recovered from completion intervals which are open and producing at the time of the estimate. Improved recovery reserves are considered producing only after the improved recovery project is in operation.








                    RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

PETROLEUM RESERVES DEFINITIONS
Page 4



NON-PRODUCING. Reserves sub-categorized as non-producing include shut-in and behind pipe reserves. Shut-in reserves are expected to be recovered from (1) completion intervals which are open at the time of the estimate but which have not started producing, (2) wells which were shut-in awaiting pipeline connections or as a result of a market interruption, or (3) wells not capable of production for mechanical reasons. Behind pipe reserves are expected to be recovered from zones in existing wells, which will require additional completion work or future recompletion prior to the start of production.














































                    RYDER SCOTT COMPANY PETROLEUM CONSULTANTS